Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                               February 10, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G -  BORDERS GROUP, INC.

Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                  Sincerely,



                                                  Jeffrey A. Ruiz








Enclosures

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G

                                (Amendment No. 3 )

                   Under the Securities Exchange Act of 1934


                               BORDERS GROUP, INC.
                    ---------------------------------------
                                NAME OF ISSUER:


                        Common Stock ($0.001 Par Value)
                    ---------------------------------------
                         TITLE OF CLASS OF SECURITIES


                                   099709107
                    ---------------------------------------
                                 CUSIP NUMBER


                                 December 31, 2002
                    ---------------------------------------
            (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                  [X] Rule 13d-1(b)

                  [   ]Rule 13d-1(c)

                  [   ]Rule 13d-1(d)

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   Deutsche Bank AG*

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) [ ]
    (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     6,783,508
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  602,079
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           6,059,850

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,783,508

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
      SHARES [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.6%

12. TYPE OF REPORTING PERSON

         HC, CO

     *In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

     In addition, this filing amends the Schedule 13G previously filed by Zurich Scudder Investments, Inc. ("Scudder"). DBAG acquired Scudder on April 5, 2002. As a result, Scudder (currently known as Deutsche Investment Management Americas, Inc.) became a wholly-owned subsidiary of DBAG and part of PCAM

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


         Deutsche Investment Management Americas Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) [ ]
    (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     6,515,150
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  455,300
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           6,059,850

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,515,150

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
      SHARES [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       8.2%

12. TYPE OF REPORTING PERSON

         IA, CO

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A) [ ]
     (B) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     268,358
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  146,779
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         268,358

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
      SHARES [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.34%

12. TYPE OF REPORTING PERSON

         BK, CO

Item 1(a).        Name of Issuer:

                  Borders Group, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                  500 E. Washington Street Ann Arbor, MI 48104


Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                            Taunusanlage 12, D-60325
                            Frankfurt am Main
                            Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value

                  ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of the
                     Act;

                 (b) [ X] Bank as defined in section 3(a)(6) of the Act;

                             Deutsche Bank Trust Company Americas

                 (c) [ ]Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;


                 (e) [ X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                       Deutsche Investment Management Americas Inc.


                  (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [X] parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

                       Deutsche Bank AG, Frankfurt am Main/Germany

                 (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)   [ ] Group, in accordance with Rule 13d-1
                       (b)(1)(ii)(J).


Item 4.           Ownership.

           (a)    Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

          (c)     Number of shares as to which such person has:


                          (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                   Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                             Item 3 Classification


                  Deutsche Investment Management
                  Americas Inc.                         Investment Advisor

                  Deutsche Bank Trust Company
                  Americas                               Bank




Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.



Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/10/03

                                 DEUTSCHE BANK AG


                                 By: /s/ Jeffrey A. Ruiz
                                 Name: Jeffrey A. Ruiz
                                 Title: Vice President


                                 By: /s/ Margaret M. Adams
                                 Name: Margaret M. Adams
                                 Title: Director

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/10/03


                  Deutsche Investment Management Americas Inc.


                              By: /s/ William G. Butterly III
                              Name: William G. Butterly III
                              Title: Secretary

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/10/03


                              Deutsche Bank Trust Company Americas


                              By: /s/ James T. Byrne, Jr.
                              Name: James T. Byrne, Jr.
                              Title: Secretary